FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For the month of July

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      EMBASSY HOUSE, HERBERT PARK LANE, BALLSBRIDGE,
                                 DUBLIN 4, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________










                                  SCHEDULE 11

    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons





All relevant boxes should be completed in block capital letters



1             Name of the Issuer                    2             The notification relates to:

              WATERFORD  WEDGWOOD  PLC                            (i)                   a transaction notified in
                                                                  accordance with section 53 (as extended by section 64
                                                                  of the Companies Act 1990)

                                                                  (ii)                 a transaction notified in
                                                                  accordance with DR3.1.4R(1)(a) and 3.1.4R(1)(b).
3             Name of person discharging managerial 4             State whether notification relates to a person
              responsibilities/director                           connected with a person discharging managerial
                                                                  responsibilities/director named in 3 and identify the
              Sir Anthony O'Reilly  and his spouse,               connected person
              Lady O'Reilly
                                                                  Birchfield Holdings Ltd

5             Indicate whether the notification is  6             Description of shares (including class) debentures or
              in respect of a holding of the person               derivatives or financial instruments relating to
              referred to in 3 or 4 above or in                   shares
              respect of a non-beneficial interest
                                                                  Stock Units comprising 1 Ordinary share of EUR0.06 in
              See 4 above                                         Waterford Wedgwood plc and I Income share of StgGBP0.01
                                                                  in Waterford Wedgwood U.K. plc
7             Name or registered shareholder(s)     8             State the nature of the transaction
              and, if more than one, number of
              shares held by each of them                         Subscription by Birchfield Holdings Ltd for Stock
                                                                  Units under the Rights Issue Underwriting Agreement
              Birchfield Holdings Ltd

9             Number of shares, debentures or       10            Percentage of issued class acquired (treasury shares
              financial instruments relating to                   of that class should not be taken into account when
              shares acquired                                     calculating  percentage)

              1,163,316,437                                       26.74 %
11            Number of shares, debentures or       12            Percentage of issued class disposed (treasury shares
              financial instruments relating to                   of that class should not be taken into account when
              shares disposed                                     calculating  percentage)

              N/A                                                 N/A

13            Price per share or value of           14            Date and place of transaction
              transaction
                                                                  25 July, 2005  -  Dublin
              EUR0.06
15            Total holding following notification  16            Date issuer informed of transaction
              and total percentage holding
              following notification (any treasury                26 July, 2005
              shares should not be taken into
              account when calculating percentage)

              2,032,183,512   -   46.71 %




If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:


17 Date of grant                                                          18 Period during which or date on which it can
                                                                             be exercised
19 Total amount paid (if any) for grant of the option                     20 Description of shares or debentures
                                                                             involved (class and number)
21 Exercise price (if fixed at time of grant) or indication that the      22 Total number of shares or debentures over
   price is to be fixed at the time of exercise                              which options are held following
                                                                             notification
23 Any additional information                                             24 Name of contact and telephone number for
                                                                             queries
   N/A
                                                                             Rosemary Murphy  -  Tel. 353 1 607 0166








Name and signature of authorised officer of issuer responsible for making notification



Patrick Dowling, Chief Financial Officer

Date of notification              27 July, 2005





Notes:           This form is intended for use by an issuer to make a RIS
notification required by (the Market Abuse Rules(1) and) section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.



(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.



(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.



(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24



(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.





                                  SCHEDULE 11

    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons





All relevant boxes should be completed in block capital letters


1             Name of the Issuer                    2             The notification relates to:

              WATERFORD  WEDGWOOD  PLC                            (iii)                a transaction notified in
                                                                  accordance with section 53 (as extended by section 64
                                                                  of the Companies Act 1990)

                                                                  (iv)               a transaction notified in
                                                                  accordance with DR3.1.4R(1)(a) and 3.1.4R(1)(b).
3             Name of person discharging managerial 4             State whether notification relates to a person
              responsibilities/director                           connected with a person discharging managerial
                                                                  responsibilities/director named in 3 and identify the
              Mr Peter John Goulandris                            connected person

                                                                  Yes - Birchfield Holdings Ltd

5             Indicate whether the notification is  6             Description of shares (including class) debentures or
              in respect of a holding of the person               derivatives or financial instruments relating to
              referred to in 3 or 4 above or in                   shares
              respect of a non-beneficial interest
                                                                  Stock Units comprising 1 Ordinary share of EUR0.06 in
              See 4 above                                         Waterford Wedgwood plc and I Income share of StgGBP0.01
                                                                  in Waterford Wedgwood U.K. plc
7             Name or registered shareholder(s)     8             State the nature of the transaction
              and, if more than one, number of
              shares held by each of them                         Subscription by Birchfield Holdings Ltd for Stock
                                                                  Units under the  Rights Issue Underwriting Agreement
              Birchfield Holdings Ltd

9             Number of shares, debentures or       10            Percentage of issued class acquired (treasury shares
              financial instruments relating to                   of that class should not be taken into account when
              shares acquired                                     calculating  percentage)

              1,163,316,437                                       26.74 %
11            Number of shares, debentures or       12            Percentage of issued class disposed (treasury shares
              financial instruments relating to                   of that class should not be taken into account when
              shares disposed                                     calculating  percentage)

              N/A                                                 N/A

13            Price per share or value of           14            Date and place of transaction
              transaction
                                                                  25 July, 2005 - Dublin
              EUR0.06
15            Total holding following notification  16            Date issuer informed of transaction
              and total percentage holding
              following notification (any treasury                26 July, 2005
              shares should not be taken into
              account when calculating percentage)

              2,230,119,681    -    51.26 %




If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:


17 Date of grant                                                          18 Period during which or date on which it can
                                                                             be exercised
19 Total amount paid (if any) for grant of the option                     20 Description of shares or debentures
                                                                             involved (class and number)
21 Exercise price (if fixed at time of grant) or indication that the      22 Total number of shares or debentures over
   price is to be fixed at the time of exercise                              which options are held following
                                                                             notification
23 Any additional information                                             24 Name of contact and telephone number for
                                                                             queries
   N/A
                                                                             Rosemary Murphy  -  Tel.  353 1 607 0166








Name and signature of authorised officer of issuer responsible for making notification



Patrick Dowling, Chief Financial Officer

Date of notification       27 July, 2005





Notes:           This form is intended for use by an issuer to make a RIS
notification required by (the Market Abuse Rules(2) and) section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.



(5) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.



(6) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.



(7) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24



(8) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.





--------------------------


(1) Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.




(2) Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date: 27 July, 2005